

LiquidVineyards

An innovative project in the traditional
universe of wine production

3 key values

- Spending less on your own quality wine consumption

- Profitable investments based on sustainable financial products

- The distinction of being involved in the creation of your 'own bottles'

Your very own vineyard and a revolutionary financial product



The Problem / Opportunity



1. Many smaller vineyards make great wines but are not known in international markets due to lack of capital and marketing resources

2. People would like to own vineyards but cannot manage the size of the investment and do not have specific management know-how

confidential | LiquidVineyards

The 'win-vin' solution

1. Investors can buy digital rights in what vineyards produce and get yearly wine/cash returns

    a. Rights will be realized in annual wine deliveries

    b. Rights can be traded for a profit on the LiquidVineyards futures exchange

2. Winegrowers receive capital to expand while keeping control of their farmland

LV Business Model

- LV selects and contracts hand-picked wine producers

- LV marks bottles up 100% because it eliminates the "middleman" and delivers wine at close to a 50% discount

- Clients buy vineyard production rights from the growers through Liquid Vineyards' proprietary online blockchain platform

- Clients get their NFT individually labelled RFID bottles of wine

- Clients can split annual future digital rights and sell them directly online to a global audience

How it Works

- Digital rights are contractually agreed future rights that lead to a vineyard's annual yield

- Usage rights' yearly payouts are both the wine itself and/or the tradable futures cash equivalent

- Vineyards and bottles are securely monitored with Internet of Things 5G seals and labels

- Yields are self-insured within the overall LV volume of business



Intelligent patented RFID 5G vine seals

Intelligent RFID 5G Labels

Liquid Vineyards' **unique patented** labels can be read at a **distance** of up to 30 feet 'peer to peer' over 5G networks as any nearby cellphone acts as a cell tower



When you have the LiquidVineyards APP enabled on your 5G phone within range of the labels they 'call you' from far away and introduce the wine of your choice through text, pictures and videos

Our patented labels are mini-cellphones and work without batteries using the power in the radio waves

Internet of things 5G App

 Scan the vines at a distance over GSM networks and see where the wine is coming from





confidential | *LiquidVineyards*

Competition / Competitive Advantages



- Clients get the complete ownership experience

- Clients get consistent, attractive returns on their investment being backed by nature and NOT by financial algorithms

- First in the market place - no direct competition

Marketing and Sales

- Google Ads Pay per Click marketing

- Social media marketing

- Wholesale Banks

- Financial marketing agents

- Wine blog

- Financial blog



Why such high Returns

1. Direct contracts with the wine producers

2. Wine is a 'natural' crop of the land

3. Strong marketing and social media support

4. Elevation of the small wine producers

5. Vine to bottle costs are relatively low

6. LiquidVineyards caters to a global audience



confidential | LiquidVineyards

Current Status and Timeline

- First vineyards committed

- Intelligent recognition RFID app working

- Internet of Things over 5G in place

- Digital exchange in progress

- Fully operational in approximately 120 days after funding